FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 19, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES FILING OF SUPPLEMENTAL
SHELF OFFERING REPORT IN ISRAEL

Netanya, Israel – March 18, 2012 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that, following the Company's previously announced possible debt raising in Israel, the Company has filed today a supplemental shelf offering report, or Offering Report, with the Israeli Securities Authority and the Tel Aviv Stock Exchange, or TASE. Pursuant to the Offering Report the Company is offering, in Israel only, new series F debentures in an aggregate principal amount of up to NIS 714,802,000, and new series G debentures in an aggregate principal amount of up to NIS 285,198,000.

The series F and series G debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company as detailed in the Company's annual report for the year ended December 31, 2011, on Form 20-F, under “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Shelf Prospectus”. They will be listed for trade on the TASE.

The Company has received early commitments from institutional investors for the purchase of the following:

•  series F debentures in the aggregate principal amount of NIS 607,735,000, at an interest rate of no more than  4.35% per annum, linked to the Israeli Consumer Purchase Index. The series will be sold at par value (NIS 1,000 per unit); and

•  series G debentures in the aggregate principal amount of NIS 235,198,000, an interest rate of no more than 6.75% per annum, without linkage. The series will be sold at par value (NIS 1,000 per unit).

In consideration for making early commitments, the institutional investors will receive an early commitment commission in the amount of 0.6% for series F and 0.6% for series G. The public tender for both series of debentures is expected to be held today.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with this offering (assuming total consideration of approximately NIS 1 billion), including the aforesaid commitments, is approximately NIS 8.4 million. The Company estimates that the net proceeds from the Offering, if completed, will be approximately NIS 991.6 million, after deduction of the arrangers’ fees and other estimated expenses.

The Company intend to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under its debentures, and continued dividend distributions as customary in the Company, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

For additional details of the Company's Israeli shelf prospectus, public debentures and contemplated debt raising see the Company's annual report for the year ended December 31, 2011 on Form 20-F, under "Item 5. Liquidity and Capital Resources – Debt Service – Shelf prospectus" and " – Public Debentures" and the Company's current report on Form 6-K filed on March 8, 2012, and the Company's current report on Form 6-K filed on March 13, 2012; for details of the Company's dividend policy see the Company's annual report for the year ended December 31, 2011 on Form 20-F under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

The offering described in this press release, will be made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States or to U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.349 million subscribers (as at December 31, 2011)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 19, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel